Artichoke Pictures Inc. (the "Company") a California Corporation

Financial Statements

As of inception – January 16, 2026

## Artichoke Pictures Inc.
## Balance Sheet

| Balance Sheet | Jan 16, 2026 |
|---|---|

### Assets

**Current assets:**

| | |
|---|---|
| Cash and cash equivalents | $0.00 |
| Accounts receivable | $0.00 |
| Prepaid expenses and other assets | $0.00 |
| **Total current assets** | **$0.00** |
| Property and equipment - net | $0.00 |
| **Total assets** | **$0.00** |

### Liabilities and Stockholders' Equity

**Current liabilities:**

| | |
|---|---|
| Accounts payable | $0.00 |
| Accrued expenses | $0.00 |
| Deferred revenue and other liabilities | $0.00 |
| **Total current liabilities** | **$0.00** |
| Convertible notes (if any) | $0.00 |
| Other long term liabilities | $0.00 |
| **Total liabilities** | **$0.00** |

**Stockholders' Equity:**

| | |
|---|---|
| Total value of common stock issued | $0.00 |
| Total value of preferred stock issued | $0.00 |
| SAFE - future equity obligation | $0.00 |
| Additional paid-in capital | $0.00 |
| **Total stockholders' equity:** | **$0.00** |
| **Total liabilities and stockholders' equity:** | **$0.00** |

*Unaudited*

Artichoke Pictures Inc.
Notes to the Financial Statements
**As of inception – January 16, 2026**
$USD

## 1. ORGANIZATION AND PURPOSE

Artichoke Pictures Inc. (the "Company") is a corporation organized in January under the laws of California.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**4. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.